MP ENVIRONMENTAL FUNDING LLC
2215-B Renaissance Drive, Suite #5
Las Vegas, Nevada 89119

        March 19, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Ms. Sara Kalin
        Branch Chief - Legal

Re:	MP Environmental Funding LLC (“MP Funding”) Registration Statement on Form S-1 filed January 5, 2007, as amended (File No. 333-139820), (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“Securities Act”), MP Funding hereby respectfully requests that the Registration Statement referred to above be declared effective at Noon, Eastern Time, on Wednesday, March 21, 2007, or as soon thereafter as may be practicable. If it is possible for the Securities and Exchange Commission (“Commission”) to declare the Registration Statement effective earlier than Noon on March 21, 2007, MP Funding would very much appreciate such earlier effectiveness.

MP Funding acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve MP Funding from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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it may not assert staff comments on the Registration Statement and the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, MP Funding is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. MP Funding has reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and believes that it is compliance with those Rules.

Very truly yours,
MP ENVIRONMENTAL FUNDING LLC
By:	/s/ Philip L. Goulding
Philip L. Goulding Manager